January 9, 2004

The Listing Department,
The Stock Exchange, Mumbai,
Dalal Street,
Mumbai

Dear Sir,

Sub: Unaudited Financial Results

Pursuant to amended clause 41 of the Listing Agreement, we fax herewith our Unaudited Financial Results for the third quarter ended 31st December, 2003 and the segment wise reporting approved at the Board Meeting today.

We will publish the results in the Business Standard and Sakal within 48 hours.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice-President (Legal) &
Company Secretary

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED
DECEMBER 31, 2003

		(Rs in lacs)

				Unaudited	Unaudited
		Unaudited	Unaudited	results for	results for	Audited
		results for	results for	the nine	the nine	results for
		the quarter	the quarter	months	months	the year
		ended	ended	ended	ended	ended
	Particulars	31/12/2003	31/12/2002	31/12/2003	31/12/2002	31/03/2003

1	Interest earned (a) + (b) + (c) + (d)	65830	50092	187306	145899	200999
a	Interest/discount on advances/bills	30071	19230	80831	55379	77370
b	Income on investments	33089	27936	99047	80629	111295
c	Interest on balances with Reserve Bank of India and
	other inter bank funds	2483	2838	6929	9681	12044
d	Others	187	88	499	210	290
2	Other income	12109	13988	33954	34353	46555
A	Total income (1+2)	77939	64080	221260	180252	247554
3	Interest expended	30398	30002	90580	88116	119196
4	Operating expenses (e) + (f)	20912	15265	58323	41087	57343
e	Payment to and provision for employees	5947	3872	15803	10372	15195
f	Other operating expenses	14965	11393	42520	30715	42148
B	Total expenditure (3) + (4) (excluding
	provisions & contingencies)	51310	45267	148903	129203	176539
C	Operating profit (A – B) (Profit before
	provisions and contingencies)	26629	18813	72357	51049	71015
D	Other provisions and contingencies	8311	3606	21703	10904	13930
E	Provision for taxes	5282	5319	15176	13047	18325
F	Net profit (C–D–E)	13036	9888	35478	27098	38760
5	Paid up equity share capital (face value Rs. 10)	28390	28201	28390	28201	28205
6	Reserves excluding revaluation reserve					196278
7	Analytical Ratios:
(i)	Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
(ii)	Capital adequacy ratio	10.74%	13.00%	10.74%	13.00%	11.12%
(iii)	Earnings per share (par value Rs. 10/-each)
	Basic	4.60	3.51	12.52	9.61	13.75
	Diluted	4.24	3.27	11.59	9.00	12.79
8	Aggregate of Non Promoter Shareholding
	–No. of shares	215036413	213149613	215036413	213149613	213185713
	–Percentage of shareholding	75.74%	75.58%	75.74%	75.58%	75.59%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank are:

		(Rs in lacs)

				Results for the	Results for the
		Results for the	Results for the	nine months	nine months	Results for the
		quarter ended	quarter ended	ended	ended	year ended
		31/12/2003	31/12/2002	31/12/2003	31/12/2002	31/03/2003

1.	Segment Revenue
a)	Wholesale Banking	49106	47438	144197	134593	179558
b)	Retail Banking	60202	49934	173343	139783	191304
c)	Treasury	11244	11215	30720	30673	42499

Total		120552	108587	348260	305049	413361

Less: Inter Segment Revenue		42613	44507	127000	124797	165807

Income from Operations		77939	64080	221260	180252	247554

2.	Segment Results
a)	Wholesale Banking	10365	7689	28037	20240	27222
b)	Retail Banking	4531	2583	12115	8741	14333
c)	Treasury	3422	4935	10502	11164	15530

Total Profit Before Tax		18318	15207	50654	40145	57085

3.	Capital Employed
(Segment assets — Segment liabilities)
a)	Wholesale Banking	687217	778911	687217	778911	715704
b)	Retail Banking	(696943)	(689044)	(696943)	(689044)	(587010)
c)	Treasury	259527	127118	259527	127118	96202

Total		249801	216985	249801	216985	224896

Note on segment information

The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the Institute of Chartered Accountants of India (ICAI).

The Bank operates in three segments: wholesale banking, retail banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems.

Segment revenue includes earnings from external customers plus earnings from funds transferred from one segment to the other based on an internal transfer price. Segment result includes revenue less interest expense (whether to customers or to the lending segment based on the internal transfer price) less operating expense and provisions, if any, for that segment.

Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market discovered interest rates. Transaction charges are made by the retail banking segment to the wholesale banking segment for the use by its customers of the retail banking segment’s branch network or other delivery channels; such transaction costs are determined on a cost plus basis.

Segment capital employed represents the net assets in that segment. It excludes capital and tax related assets.

NOTES:

1.	The above results have been taken on record by the Board at its meeting held on January 9, 2004.

2.	During the quarter and nine months ended December 31, 2003, the bank allotted 4,16,400 shares and 18,51,700 shares respectively, pursuant to the exercise of stock options by certain employees. Subsequently, the bank allotted 8,94,300 shares on January 2, 2004.

3.	On December 29, 2003, the Compensation Committee of the bank granted 68,23,400 stock options to employees at a price of Rs. 358.60 per option / equity share under the Employees Stock Option Scheme (ESOP IV) approved by the shareholders in June 2003.

4.	Interest income is adjusted for retail loan acquisition costs (net of subventions) in line with international accounting practices.

5.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

6.	Previous period figures have been regrouped / reclassified wherever necessary to conform to current periods classification.

7.	The above results for the quarter and nine months ended December 31, 2003, have been subjected to a “Limited Review” by the auditors of the bank, as per the listing agreements with The Stock Exchange, Mumbai, The National Stock Exchange and the The Stock Exchange, Ahmedabad.

8.	Status of shareholder complaints received during the quarter ended December 31, 2003:

Total complaints pending for the quarter ended September 30, 2003:           Nil
Total complaints received during the quarter ended December 31, 2003:       31
Total complaints resolved during the quarter ended December 31, 2003:       31
Total complaints pending for the quarter ended December 31, 2003: Nil

9.	Rs. 10 lacs = Rs. 1 million Rs. 10 million = Rs. 1 crore

Place: Mumbai Date: January 9, 2004	Aditya Puri Managing Director

Balance Sheet as at December 31

	(Rs in lacs)

	As at	As at
	31-12-2003	31-12-2002

CAPITAL AND LIABILITIES

Capital	28390	28201
Reserves and Surplus	234754	194144
Employees’ Stock Options (Grants) Outstanding	222	702
Deposits	2960614	2131677
Borrowings	158705	129352
Subordinated debt	20000	20000
Other Liabilities and Provisions	334466	220387

Total	3737151	2724463

ASSETS

Cash and balances with Reserve Bank Of India	151522	111580
Balances with Banks and Money at Call and Short notice	57294	143622
Investments	1829301	1399524
Advances	1484202	889125
Fixed Assets	59942	50211
Other Assets	154890	130401

Total	3737151	2724463

NEWS RELEASE

HDFC BANK LTD. — FINANCIAL RESULTS (INDIAN GAAP)
FOR THE PERIOD APRIL — DECEMBER 2003

The Board of Directors of HDFC Bank Limited approved the Bank’s accounts for the quarter and nine months ended December 31, 2003 at its meeting on Friday, January 9, 2004. The accounts have been subjected to a “Limited Review” by the Bank’s auditors.

FINANCIAL RESULTS:

For the quarter ended December 31, 2003, the Bank has posted a strong performance with total income of Rs.779.4 crores as against Rs.640.8 crores in the corresponding quarter ended December 31, 2002. Net revenues (net interest income plus other income) were Rs.475.4 crores for the quarter ended December 31, 2003, an increase of 39.5% over Rs.340.8 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs) increased by 31.4% over the corresponding quarter ended December 31, 2002, to Rs.658.3 crores. Net interest income (interest earned less interest expended) for the quarter ended December 31, 2003 increased by Rs.153.4 crores to Rs.354.3 crores, driven by average asset growth of 36.2 % and an improvement in core net interest margin which crossed 3.7%.

Other income for the quarter ended December 31, 2003 was Rs.121.1 crores, consisting primarily of fees & commissions of Rs.81.3 crores, foreign exchange & derivatives revenues of Rs.28.2 crores, and profit on sale of investments of Rs.11.6 crores as against Rs.66.7 crores, Rs.25.1 crores and Rs.47.1 crores respectively for the quarter ended December 31, 2002. Operating expenses for the quarter increased by Rs.56.5 crores to Rs.209.12 crores and were 44.0% of net revenues and 26.8% of total income. Provisions and contingencies for the quarter were Rs.83.1 crores, principally comprising general & specific loan loss provisions of Rs.47.4 crores and amortization of premia (for investments in the Held to Maturity category) of Rs.26.5 crores. After providing Rs.52.8 crores for taxation, the Bank earned a Net Profit of Rs.130.4 crores, a 31.8% increase over the quarter ended December 31, 2002.

Balance sheet parameters also witnessed healthy growth across both the retail and corporate segments. As on December 31, 2003, total deposits were Rs.29,606 crores, an increase of 38.9% over Rs.21,317 crores as of December 31, 2002. The Bank continued to successfully leverage its expanded branch network and enhanced customer acquisition to build Savings Account deposits of Rs.6,968 crores, an increase of 67.4% over December 31, 2002. The Bank’s core customer assets (including advances, corporate debentures, CPs, etc) increased from Rs.11,308 crores as of December 31, 2002 to Rs.17,027 crores as of December 31, 2003, a growth 50.6%. Gross retail loans grew 113% on a year-on-year basis to Rs.5,334 crores and now form 34.2 % of gross advances as against 27.1% of gross advances as at December 31, 2002.

For the nine months ended December 31, 2003, the Bank earned total income of Rs.2,212.6 crores as against Rs.1,802.5 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 2003 were Rs.1,306.8 crores, up 41.8% over Rs.921.4 crores for the nine months ended December 31, 2002. Net Profit for nine months ended December 31, 2003 was Rs.354.8 crores, up 30.9%, over the corresponding nine months ended December 31, 2002.

BUSINESS UPDATE:

During the current financial year so far, each of the bank’s major business franchises continued to perform well. The branch network was expanded to 275 outlets in 147 cities from 214 outlets in 111 cities in December 2002. As of December 2003; the number of debit cards issued by the bank touched 2 million while credit cards issued crossed 425,000. The bank consolidated its position as the leading bank depository participant (DP) with just over half a million investor depository accounts.

Portfolio quality as of December 31, 2003 remained healthy with net non-performing assets (on a “90 day overdue” basis) at 0.3% of customer assets and 0.4% of advances. General loan loss provisions were about 1% of standard advances as against the regulatory requirement of 0.25%. Capital Adequacy Ratio (CAR) was 10.7% against the regulatory minimum of 9%. Tier I CAR was at 9.0%.

Note:	(i)	Rs. = Indian Rupees
	(ii)	1 crore = 10 million
	(iii)	All figures and ratios are in accordance with Indian GAAP

Certain statements in this release which contain words or phrases such as “continue to”, “remains”, “should”, etc., and similar expressions or variation of these expressions or those concerning our future prospects are forward looking statements. Actual results may differ materially from those suggested by the forward looking statements due to a number of risks or uncertainties associated with the expectations. These risks and uncertainties include, but are not limited to, our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowances for investment and credit losses, technological changes, volatility in investment income, our exposure to market risks as well as other risks detailed in the reports filed with the United State Securities and Exchange Commission. The bank may, from time to time make additional written and oral forward looking statements, including statements contained in the bank’s filings with the Securities and Exchange Commission and our reports to shareholders. The bank does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the bank, to reflect events or circumstances after the date thereof.